Exhibit 12.1
STATEMENTS REGARDING COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations before income taxes	$25,836	$16,649	$41,958	$37,578	$4,678
Fixed charges excluding interest from securities operations	12,535	5,911	5,193	4,420	4,563

Subtotal	38,371	22,560	47,151	41,998	9,241
Interest expense from securities operations	34,279	90,699	140,077	89,429	46,661

Total	$72,650	$113,259	$187,228	$131,427	$55,902

Fixed charges:
Interest expense on long-term debt	$10,344	$3,854	$2,894	$2,951	$3,123
Interest factor in rents and other interest-bearing liabilities	2,191	2,057	2,299	1,469	1,440

Subtotal	12,535	5,911	5,193	4,420	4,563
Interest expense from securities operations	34,279	90,699	140,077	89,429	46,661

Total	$46,814	$96,610	$145,270	$93,849	$51,224

Ratio of earnings to fixed charges:
Including interest expense from securities operations	1.6	1.2	1.3	1.4	1.1
Excluding interest expense from securities operations	3.1	3.8	9.1	9.5	2.0